PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/2025 AND ENDING 03/31/2026
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spencer Clarke LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1801 N.E. 123rd St. Suite 314

(No. and Street)

North Miami	FL	33181
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jon Nixon	917-703-1704	jnixon@goldcrestcpa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA

(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, REID DRESCHER , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SPENCER CLARKE LLC , as of 3/31 , 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Reid Drescher

Title:

PRESIDENT/CEO

This filing** contains (check all applicable boxes):

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PUBLIC

ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's
of Spencer Clarke LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2026, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PP

We have served as Spencer Clarke LLC's auditor since 2015.

Maitland, Florida

June 26, 2026

PUBLIC

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2026

ASSETS

Cash	$	459,171
Accounts Receivable, Net		85,477
Prepaid Expenses and Deposits		13,193
Right of Use Asset		13,211
TOTAL ASSETS	$	571,052

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Commissions Payable	$	303,309
Deferred Revenue		30,250
Accounts Payable and Accrued Expenses		11,320
Lease Liabilities		13,652
Total Liabilities		358,531
Member's Equity		212,521
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	571,052

See Accompanying Notes to Financial Statement.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

1. **Organization and Nature of Business**

   Spencer Clarke LLC (The "Company'), a Limited Liability Company, is a Company registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is wholly owned by Spencer Clarke Management LLC ("SCM"). The Company earns consulting and advisory fees from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies, all within a single line of business.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts, which may, at times, exceed federally insured limits. These accounts are monitored regularly, and the Company does not expect to incur any losses. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. Cash is securely held in an account at a depository bank, insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of March 31, 2026, the Company's cash deposits exceeded FDIC insured limits by $209,171.

   Leases

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases are to be classified as either finance or operating.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

2. **Significant Accounting and Reporting Policies, continued**

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace).

The Company's financial assets and liabilities are presented in the Statement of Financial Condition at carrying amounts that closely reflect their fair values due to their short-term nature.

Equipment

Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated. Any gain or loss on such transactions is charged to operations. The provision for depreciation and amortization is computed on the straight-line method over the estimated useful life of each depreciable asset. At March 31, 2026, the net book value of property and equipment was $0.

Accounts Receivable

The Company may occasionally have accounts receivable associated with agreements executed with independent external parties. Under certain circumstances, discernment is crucial in establishing the suitable timing and measurement of progress for revenue recognition within a particular contract. Consequently, the Company conducts regular assessments of its customers' financial conditions and monitors the delinquency status of accounts receivable to assess the risk of non-payment.

To address potential collectability issues, anticipated losses resulting from customers who may default on their payment obligations is recorded in allowance for doubtful accounts. If, after reasonable efforts, amounts remain uncollected, the Company writes off these receivables, recording bad debt expense. The allowance and write-offs are reviewed periodically and adjusted as necessary based on updated information about the collectability of accounts. The Company recorded $110,000 in bad debt expense for the year ended March 31, 2026.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments -- Credit Losses (ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine whether there are any expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). At March 31, 2026, the Company had $85,477 accounts receivable net of allowance for doubtful accounts from executed contracts, and this balance is included in the Statement of Financial Condition.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

2. **Significant Accounting and Reporting Policies, continued**

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has concluded that there are no tax obligations stemming from unacknowledged tax benefits associated with uncertain income tax positions taken or anticipated For the fiscal year ended March 31, 2026. Any tax returns for the years ended March 31, 2022 and thereafter remain open and are therefore subject to audit by the taxing authorities. No income tax returns are currently under examination.

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees

The company receives fees for advising customers on mergers and acquisitions for which they may receive fees over time. Revenue is recognized as certain performance obligations are met, or milestones reached pursuant to the agreement. Fees received in advance of performance obligations being satisfied are deferred. The Company has deferred revenue of $30,250 as of March 31, 2026.

Investment Banking

Investment Banking (success fees) are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed. The Company receives fees from the sale of interests in private placements which are recognized at the point in time at which the customer subscription is accepted by the placement. Additionally, the company receives fees from previously completed engagements where the fee is received over time which is recognized when there is certainty of collection.

Settlement Fees

The Company receives a fee from a settlement of a prior engagement and was recognized when certainty existed as to payment.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

2. **Significant Accounting and Reporting Policies, continued**

Other Revenue

The Company earns other revenue primarily through activation fees, introducing agent fees, and consulting services related to investment banking services. Activation fees are typically charged in connection with the onboarding of new clients or accounts, while introducing agent fees are earned for referring clients to third-party service providers. Consulting services may include operational, strategic, or regulatory advisory support. Revenue is recognized at the point in time when the related services are rendered and the performance obligations are satisfied. Fees are generally fixed and stipulated in the applicable service agreements.

3. **Prepaid Deposits and Expenses**

Prepaid deposits and expenses signify advance payments made for forthcoming goods, services, or rights. The Company follows a systematic approach to recognize and allocate these expenses over the periods when the related benefits are utilized. As of March 31, 2026, the Company's prepaid deposits and expenses amounted to $13,193 and this figure is disclosed in the Statement of Financial Condition.

4. **Accounts Receivable**

As of March 31, 2026, the Company reported $85,477 in accounts receivable arising from executed contracts with customers, as disclosed in the Statement of Financial Condition. Based on the nature and terms of these contracts, their relatively short duration, and the creditworthiness of the customers, the Company considers these receivables to be fully collectible.

5. **ROU**

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As the Company's lease does not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

5. **ROU, Continued**

The ROU asset measurement was calculated using the fixed scheduled rent payments, which included one month of free rent and an annual increase of 4% up to the maturity date of April 2027, without an option to extend. The agreement does contain non-lease payments composed of common area maintenance ("CAM"), insurance and utilities. The Company did not elect the practical expedient under ASC 842-10-15-37 and therefore, was able to separate CAM fees, insurance and utilities as non-lease component. CAM fees are adjusted annually based on the Company's pro-rata share of the lessor's expenses to maintain the building.

Other Information

The following summarizes the line items in the balance sheet which include amounts for operating leases as of March 31, 2026:

Operating Lease – Right of Use Asset	$ 13,211
Operating Lease - Short Term Liability	$ 12,637
Operating Lease - Long Term Liability	1,015
Total operating lease liabilities	$ 13,652

Cash paid for amounts included in measurement of the lease liability:

Operating cash flows from the operating lease	$ 10,141
Weighted-average remaining lease term (year)	1.08
Weighted-average discount rate	3.7%

Maturities

The maturity of the lease liability on an undiscounted cash flow basis and a reconciliation to the operating lease liability recognized on the statement of financial

condition as of March 31, 2026:

Year Ending March 31:	
2027	$ 12,906
2028	990
	$ 13,896
Less: Interest	(245)
Present value of the lease liability	$ 13,651

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

6. **Equipment, net**

Property and equipment is fully depreciated and consist of the following at March 31, 2026:

Furniture and Equipment, net

Furniture and equipment	$	143,701
Less: accumulated depreciation		(143,701)
Total furniture and equipment, net	$	-

Depreciation expense was $0 for the fiscal year ended March 31, 2026.

8. **Net Capital and Reserve Requirements**

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The ration of aggregate indebtedness to net capital cannot exceed 1500%. Additionally, the Rule prohibits the Company from engaging in securities transactions if its net capital falls below $5,000 and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At March 31, 2026, the Company had net capital of $177,728 which was $154,707 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 1.943 to 1.

9. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering a range of services within the securities brokerage sector. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

10. **Commitments and Contingencies**

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of March 31, 2026, there are no outstanding commitments or contingencies.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 5 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2026 or during the year then ended.

PUBLIC

SPENCER CLARKE LLC
Notes to the Financial Statement
For the fiscal year ended March 31, 2026

11. **Subordinated Liabilities**

As of March 31, 2026, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

12. **Subsequent Events**

In preparing these financial statements, the Management of the Company has evaluated events and transactions through the date the financial statements were available to be issued and there are no events or transactions requiring disclosure or recognition.